[Letterhead of Kleinberg, Kaplan, Wolff & Cohen, P.C.

Writer’s E-Mail: dedelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

August 2, 2010

Mr. Jim O’Connor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale Core Alternative Strategies Fund TEI LLC
File Nos.: 333-138072; 811-21964 (“TEI Fund”)

Dear Mr. O’Connor:

In connection with TEI Fund’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-2, under the Securities Act of 1933, as amended, and Amendment No. 9 to the Registration Statement, under the Investment Company Act of 1940, as amended, for TEI Fund (the “Registration Statement”), we have received the following oral comments from you and Christina DiAngelo, and respond to each of the comments as set forth below.

The references to the Acquired Fund Fees and Expenses in the fee table should be revised to delete the reference to the fees collected and expenses assessed “by the managers” of the underlying hedge funds.

We have revised the description of the Acquired Fund Fees and Expenses to read as follows: “Fees collected and expenses assessed by the underlying Hedge Funds.”

References to the fee waiver in the fee table should be deleted since the manager may be able to recoup a portion of the fees, so it should not be described as a waiver.

We have revised the reference to the fee waiver in the fee table and elsewhere in the Registration Statement to refer to fee reductions, instead of waivers.

If possible, the disclosure concerning the exclusion of the Acquired Fund Fees and Expenses in footnote 7 of the fee table should be strengthened.

We have revised the disclosure in footnote 7 concerning the exclusion of the Acquired Fund Fees and Expenses and the Incentive Fee from the expense limitation.

Mr. Jim O'Connor
August 2, 2010

The discussion of fees and expenses should include additional disclosure about the exclusion of the Acquired Fund Fees and Expenses, the Incentive Fees and the other excluded expenses set forth in the Expense Limitation Agreement from the expense limitation.

We have revised the footnote 7 to the fee table and the disclosure under the heading “Other Expenses” in the Fees and Expenses section of the Registration Statement to include additional disclosure about the expense limitation, and the exclusion of the Acquired Fund Fees and Expenses, the Incentive Fee and the other excluded expenses set forth in the Expense Limitation Agreement from the expense limitation.  The revised disclosure states: “For the avoidance of doubt, any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses, such as litigation, the fees and expenses associated with the underlying Hedge Funds (as described below) and the Incentive Fee will not be limited by the Expense Limitation Agreement.”

The term of the Expense Limitation Agreement should be one year from the filing of the Registration Statement if line-item for the expense recoupment is to be included in the fee table.

Rochdale Investment Management LLC, the investment adviser to the Registrant has agreed that the Expense Limitation Agreement will remain in effect until July 31, 2011.

There should be additional disclosure regarding the manager’s recovery of expenses from prior years, to state that the recovery is limited by the expense cap in effect at that time.

We have added additional disclosure under the Fees and Expenses section of the Registration Statement that states that the manager may only recover expenses from prior years, “provided that prior year expenses can be recovered only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.”

Since there was a miscalculation of the ratio of net investment loss to average net assets reflected in the Financial Highlights, how will this be corrected going forward?  Will there be any disclosure in the financials to address this?

Since the difference in the ratio as reflected in the Financial Highlights and as calculated using the final net investment loss per the financial statements is immaterial, it is intended to correct the ratio in the future presentations of the Financial Highlights, but there does not seem to be a need for additional disclosure about this correction.  Master Fund’s auditors and administrator will work together to link the information presented in the Financial Highlights to the final financial information in the financial statements to prevent last minute adjustments in the financial statements from being left off of the Financial Highlights.

Mr. Jim O'Connor
August 2, 2010

We would like to request an effective date for this Post-Effective Amendment No. 8 and Amendment No. 10 to be July 30, 2010.

We would like to request an effective date for this Post-Effective Amendment No. 8 and Amendment No. 10 to be July 30, 2010.

The Registrant acknowledges that:

•	The Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the registration statements themselves, please do not hesitate to contact me at 212-880-9892.

Again, I would like to thank you for all of your help regarding these filings.

Sincerely,

/s/ Darren J. Edelstein

Darren J. Edelstein

cc:	Kurt Hawkesworth
Robert S. Schneider, Esq.